Burns Philp

02 JUN -5 AM 11:50

BURNS, PHILP & COMPANY LIMITED
ABN [redacted]

02034667

T. ... 9227 9371
TEL: INT'L +61 (2) 9227 9371
FAX: (02) 9223 1234

82-1565

FACSIMILE

To:	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	SECURITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING - Company Secretary
Date:	5 June, 2002
SUBJECT:	Converting Preference Shares (BPCPA) - Interim Dividend
No of Pages:	2 pages (including cover sheet)

SUPPL

Please see attached copy of an announcement released to the Australian Stock Exchange today.

PROCESSED
JUN 13 2002
THOMSON
FINANCIAL

Yours sincerely

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attachs.

dw 6/12

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 2, 44 MARTIN PLACE
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9227 9371
TEL: INT'L +61 (2) 9227 9371
FAX: (02) 9223 1234

5 June 2002

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

CONVERTING PREFERENCE SHARES (BPCPA) – INTERIM DIVIDEND

In relation to the Converting Preference Shares issued by the Company and entitled by their terms of issue to a cumulative preferential dividend of 7.5% per annum, payable quarterly:

1. The Directors have declared an unfranked interim dividend payable on the Converting Preference Shares in respect of the period from 3 April 2002 to 1 July 2002 (90 days). The amount payable in respect of each Converting Preference Share for that period will be $0.005548;

2. The Record Date for determining the entitlement to the dividend for the period to 1 July 2002 is 17 June 2002; and

3. The dividend shall be paid on 1 July 2002.

Yours sincerely

HELEN GOLDING
Company Secretary

Burns Philp

02 JUN -5 AM 11:49

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 2, 44 MARTIN PLACE
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9227 9371
TEL: INT'L +61 2 9227 9371
FAX: (02) 9223 1234

FACSIMILE

To:	**OFFICE OF INTERNATIONAL CORPORATE FINANCE**
Company:	**SECURITIES AND EXCHANGE COMMISSION, U.S.A.**
Facsimile No:	**0011 1 202 942 9624**
From:	**HELEN GOLDING - Company Secretary**
Date:	**5 June 2002**
Subject	**BUSINESS ACQUISITION & PROPOSED DEBT RAISING**
No of Pages:	**3 pages (including cover sheet)**

Please see attached copy of an announcement released to the Australian Stock Exchange today.

Yours sincerely

HELEN GOLDING
Company Secretary/Group Legal Counsel

Att.

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 2, 44 MARTIN PLACE
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9227 9371
TEL: INT'L +61 (2) 9227 9371
FAX: (02) 9223 1234

5 June 2002

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Fleischmann's Yeast and Industrial Bakery Ingredients Business in Latin America

Burns Philp has entered into a preliminary agreement with Kraft Foods International, Inc to acquire its yeast and industrial bakery ingredients business in Latin America for US$110 million. The business, which operates under the Fleischmann's name, has its main operations in Brazil, Colombia, Ecuador, Venezuela and Peru.

The agreement is conditional upon the negotiation of a sale and purchase agreement as well as approval by the board of Kraft Foods, Inc.

US$450 million Unsecured Senior Subordinated Notes Issue

Burns Philp intends to raise debt of up to US$450 million by way of a senior subordinated notes issue, subject to market and other conditions *(the Notes)*. The Notes will have a fixed coupon and a term of 10 years, being due for repayment in 2012. The Notes will be unsecured, guaranteed by certain of our subsidiaries and subordinated in right of payment to the senior debt of the Burns Philp group.

The Notes will be offered only to qualified institutional buyers in the United States, pursuant to rule 144A of the United States Federal Securities Act of 1933 as amended and outside the United States pursuant to Regulation S under the Securities Act.

The Notes initially will not be registered under the Securities Act and therefore may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements of the Securities Act. It is anticipated that a registration statement will be filed under the Securities Act to permit exchange of the Notes for registered Notes.

This announcement shall not constitute an offer to sell or the solicitation of any offer to buy the Notes or any securities issuable upon exchange of the Notes in the United States or any other jurisdiction.

INCORPORATED IN NEW SOUTH WALES AUSTRALIA IN 1883
PRINCIPAL COMPANY OF THE BURNS PHILP GROUP OF COMPANIES

Eurobond Redemption

Subject to the successful completion of the Notes issue, part of the proceeds of the Notes issue will be used to redeem all of the 5.5% guaranteed subordinated convertible debt bonds which remain outstanding. The face value of these notes is approximately US$98.3 million and they will be redeemed in accordance with the early redemption option contained within their terms of issue.

Further announcements regarding the proposed acquisition, the Notes issue and the redemption of the 5.5% guaranteed subordinated convertible debt bonds, will be made at appropriate times.

Yours faithfully



HELEN GOLDING
Company Secretary